                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)

                               Catherine Patterson
                                Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2001
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             13D - AMENDMENT NO. 10

CUSIP NO. 286133                                               PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ANTHONY M. FRANK
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           CALIFORNIA, USA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        6,187,551
          NUMBER OF             ------------------------------------------------
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     NONE
             EACH               ------------------------------------------------
          REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON
             WITH                       6,187,551
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        NONE
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,187,551, INCLUDING 250,000 SHARES OF SERIES C CONVERTIBLE
           PREFERRED STOCK AND 250,000 SHARES OF SERIES D CONVERTIBLE
           PREFERRED STOCK
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           55.2% OF THE COMMON STOCK 100% OF THE SERIES C CONVERTIBLE PREFERRED STOCK 100% OF THE SERIES D CONVERTIBLE PREFERRED STOCK
           43.0% OF VOTING POWER
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN - 6,204,948
           EP -    80,000
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 10 amends, in relevant part as follows, the Schedule 13D, filed August 2, 2000, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common stock") of Electropure, Inc., a California corporation.

ITEM 1. SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        (a) Anthony M. Frank

        (b) 320 Meadowood Court, Pleasant Hill, CA 94523

        (c) Retired - former Postmaster General

        (d) Not applicable

        (e) Not applicable

        (f) U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The $500,000 utilized to purchase 250,000 shares of Electropure, Inc. Series D convertible preferred stock, as described below, was from Mr. Frank's personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION

        On January 17, 2001, Mr. Frank exchanged 1,000,000 shares of Electropure, Inc. Series B convertible preferred stock, $0.01 par value, for 250,000 shares of Electropure, Inc. Series C convertible preferred stock, $0.01 par value. Each share of the Series C preferred stock is convertible at the option of the holder into four shares of common stock. The Series C preferred stock has no voting rights and has a preference in liquidation equal to $4.00 per share.

        On January 17, 2001, Mr. Frank also purchased 250,000 shares of Electropure, Inc. Series D convertible preferred stock, $0.01 par value, for $500,000, payable in equal monthly installments of $100,000 commencing on January 26, 2001. The Series D preferred stock has no voting rights; has a liquidation preference equal to $2.00 per share; and is convertible at the option of the holder into two shares of common stock for each Series D preferred share converted.

        Mr. Frank may in the future acquire, hold and dispose of shares of common stock or warrants or options for such common stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a) Mr. Frank owns the following shares of Electropure:

            6,187,551 shares of common stock with one vote per share1. 250,000 shares of Series C convertible preferred stock with no voting rights. 250,000 shares of Series D convertible preferred stock with no voting rights.

            Mr. Frank owns beneficially 52.4% of the Common stock (55.2% if all of the warrants described below are exercised); 100% of the Series C Convertible preferred stock; and 100% of the Series D convertible preferred stock of Electropure. Mr. Frank owns 43.0% of the voting power of all classes of stock of Electropure.


--------
(1) Includes warrants for 300,000 shares of common stock exercisable at $2.25 per share; 300,000 shares exercisable at $1.25 per share; and 902,603 shares exercisable at $2.00 per share.

        (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

        (c) Since August 2, 2000, Mr. Frank has entered into the following transactions with regard to Electropure's common stock and/or preferred stock:

            On January 17, 2001, Mr. Frank converted 1,000,000 shares of Series B convertible preferred stock each with four (4) votes per share into 250,000 shares of Series C convertible preferred stock which carry no voting rights. Each series of preferred stock have an aggregate liquidation value equal to the $1,000,000 price Mr. Frank paid in January 1999 for the Series B shares. Each one share of Series C preferred stock is convertible into two (2) shares of common stock at the option of the holder.

            Also on January 17, 2001, Mr. Frank agreed to purchase up to 250,000 shares of Series D convertible preferred stock for $2.00 per share in 50,000 monthly increments beginning on January 26, 2001. Each share of Series D preferred stock has a liquidation value of $2.00 per share and is convertible, at the option of Mr. Frank, into two
            (2) shares of common stock.

            The following Warrants are currently exercisable by Mr. Frank:

            DATE GRANTED         PURCHASE PRICE      NO. OF SHARES
            ------------         --------------      -------------
              12/17/92               $1.25               50,000
              12/17/96               $1.25               50,000
              08/02/00               $1.25              250,000
              02/22/96               $2.25              300,000
              07/29/99               $2.00              450,000
              02/25/00               $2.00              202,603
              03/06/00               $2.00              250,000
              01/11/01               $0.47              250,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's common stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of common stock at $2.25 per share. Mr. Frank also has the right, until August 31, 2002, to purchase 450,000 shares of Electropure common stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the common stock shall equal or exceed $3.00 per share for thirty consecutive trading days.

        Pursuant to his subscription of Units in February and March, 2000, Mr. Frank has the right until May 23, 2003 to purchase 452,603 shares of Electropure common stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the common stock shall equal or exceed $4.00 per share for thirty consecutive trading days.

        Mr. Frank has the right, pursuant to his August 2000 subscription of securities, to purchase 250,000 shares of Electropure common stock at $1.25 per share. The warrants are exercisable commencing on July 31, 2001 and expire on June 20, 2005. As described in Item 4, Mr. Frank also received the right to purchase 250,000 shares of Micro Imaging Technology, the private-held, wholly-owned subsidiary of Electropure, Inc.

        Mr. Frank has the right to purchase 250,000 shares of common Stock at $0.47 per share through January 11, 2006. Such warrants were granted in recognition for Mr. Frank's assistance to Electropure over the years.

        Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

        On January 17, 2001, Mr. Frank loaned Electropure $1,000,000 for three years at 8% annual interest as the down payment to purchase the building occupied by Electropure. Interest on the loan is payable each calendar quarter beginning on June 30, 2001, with the principal balance due on January 18, 2004.

ITEM 7. EXHIBITS

        10.10.A    Subscription Agreement, December 6, 1989 *

        10.10.B    Subscription Agreement, October 10, 1990 *

        10.10.C    Subscription Agreement, March 1, 1991 *

        10.10.D    Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

        10.10.E    Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

        10.10.F    Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

        10.10.G    Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

        10.10.H    Warrants for 3,125 shares (Warrant No. 332 - 08/06/92)  *

        10.10.I    Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *

        10.10.J    Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *

        10.10.K    Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *

        10.10.L    Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **

        10.10.M    Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **

        10.10.N    Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **

        10.10.O    Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **

        10.10.P    Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **

        10.10.Q    Stock Right Agreement No. E-1034 **

        10.10.R    10% Two-Year Convertible Term Note - 12/31/96 **

        10.10.S    10% Two-Year Convertible Term Note - 02/25/97 **

        10.10.T    10% Two-Year Convertible Term Note - 04/10/97 **

        10.10.U    10% Two-Year Convertible Term Note - 01/26/98 ****

        10.10.V 10% Two-Year Convertible Term Note - 02/04/98 (face sheet only) ****

        10.10.W    Stock Purchase Agreement - 01/15/99 *****

        10.10.X    10% Two-Year Convertible Term Note - 12/13/99 ******

        10.10.Y    10% Two-Year Convertible Term Note - 01/25/00 ******

        10.10.Z    10% Two-Year Convertible Term Note - 02/10/00 ******

        10.10.AA   Warrants for 250,000 shares (Warrant No. A-3128- 01/11/01)

        10.10.AB   8% Three-Year Convertible Term Note - 01/17/01

        10.10.AC   Stock Conversion Agreement - 01/17/01

        10.10.AD   Stock Purchase Agreement - 01/17/01

        10.47.8    License Termination Agreement dated August 14, 1997
                     (effective 08/05/97) ***

--------------
* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

**** Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1998.

***** Previously filed in connection with Amendment No. 6 to Schedule 13D filed on February 16, 1999 by the Reporting Person.

****** Previously filed in connection with Amendment No. 8 to Schedule 13D filed on March 15, 2000 by the Reporting Person.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete and correct.

Dated: February 9, 2001


                                                      /s/ ANTHONY M. FRANK
                                                      --------------------------
                                                          Anthony M. Frank

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

10.10.A     Subscription Agreement, December 6, 1989 *

10.10.B     Subscription Agreement, October 10, 1990 *

10.10.C     Subscription Agreement, March 1, 1991 *

10.10.D     Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

10.10.E     Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

10.10.F     Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

10.10.G     Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

10.10.H     Warrants for 3,125 shares (Warrant No. 332 - 08/06/92)  *

10.10.I     Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *

10.10.J     Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *

10.10.K     Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *

10.10.L     Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **

10.10.M     Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **

10.10.N     Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **

10.10.O     Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **

10.10.P     Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **

10.10.Q     Stock Right Agreement No. E-1034 **

10.10.R     10% Two-Year Convertible Term Note - 12/31/96 **

10.10.S     10% Two-Year Convertible Term Note - 02/25/97 **

10.10.T     10% Two-Year Convertible Term Note - 04/10/97 **

10.10.U     10% Two-Year Convertible Term Note - 01/26/98 ****

10.10.V 10% Two-Year Convertible Term Note - 02/04/98 (face sheet only) ****

10.10.W     Stock Purchase Agreement - 01/15/99 *****

10.10.X     10% Two-Year Convertible Term Note - 12/13/99 ******

10.10.Y     10% Two-Year Convertible Term Note - 01/25/00 ******

10.10.Z     10% Two-Year Convertible Term Note - 02/10/00 ******

10.10.AA    Warrants for 250,000 shares (Warrant No. A-3128- 01/11/01)

10.10.AB    8% Three-Year Convertible Term Note - 01/17/01

10.10.AC    Stock Conversion Agreement - 01/17/01

10.10.AD    Stock Purchase Agreement - 01/17/01

10.47.8     License Termination Agreement dated August 14, 1997
              (effective 08/05/97) ***

--------------
* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

**** Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1998.

***** Previously filed in connection with Amendment No. 6 to Schedule 13D filed on February 16, 1999 by the Reporting Person.

****** Previously filed in connection with Amendment No. 8 to Schedule 13D filed on March 15, 2000 by the Reporting Person.